STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300	Alanna Conaway, Legal Assistant
Fax (405) 721-7310

February 8, 2010

Larry Spirgel, Esq.
Assistant Director, Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street
Mail Stop 3720
Washington, D.C. 20549

Re:	Teleconnect Inc.
Form 10-K for the year ended September 30, 2009
Filed January 13, 2010
File No. 0-30611

Mr. Larry Spirgel,

We have reviewed your comment letter dated January 28, 2010, regarding the Form 10-K annual report of Teleconnect Inc. (the “Company”) for its fiscal year ended September 30, 2009, specifically regarding the receivable from Giga Matrix Holdings, B.V. (“Giga”).

We have been informed by the Company that Giga has received and continues to receive funding from certain of the same related parties which have provided advances (included in “loans from related parties in the financial statements of the above referenced annual report”) for the working capital needs of the Company. The Company’s management monitors Giga’s operations and its relationship with the aforementioned related parties, and the Company is confident it will ultimately collect the receivable.

Please contact me at any time for any additional information that the Commission may need regarding this matter.

Very truly yours,

STEPHEN A. ZRENDA, JR., P.C.

/s/ Stephen A. Zrenda, Jr.

Stephen A. Zrenda, Jr.